Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD LOOKING TO THE FUTURE IN MALI

Bamako, Mali, 26 October 2016 - In the current climate of global economic and political stress, it is more important than ever for African governments to engage with their investors in a spirit of genuine partnership, Randgold Resources chief executive Mark Bristow said here today.

Speaking at a briefing for local media, Bristow said Randgold’s contribution to the treasury and people of Mali, where it operates the Loulo, Gounkoto and Morila mines, was a striking example of the tangible benefits the country was enjoying from Randgold’s continuing investment there.

“In the 20 years we have been in Mali, we have invested FCFA 1.5 trillion ($2.8 billion) here and contributed FCFA 2.5 trillion ($4.7 billion) to the country’s economy in the form of taxes, royalties, salaries, payments to local suppliers and community initiatives. The scale of our involvement in Mali, and the fact that we are still actively looking for new opportunities here, testifies to our faith in the country, our belief in partnering with the government and our philosophy of sharing the value we create with the state and the people,” Bristow said.

“Even the most successful partnerships are tested from time to time, and over the years we have had a number of disputes with the Malian tax authorities. Until now, we have always found solutions acceptable to both parties through constructive negotiation, although within our establishment conventions we have the right to settle any disputes that may arise through an international arbitration tribunal. We are still disputing the tax assessments for 2011, 2012 and 2013, however, and we were disappointed when in the midst of our efforts to settle this issue amicably, the government closed down our Bamako office and our Malian bank accounts, and demanded a further payment as a condition of their reopening. To demonstrate our good faith, and our sympathy with the financial difficulties the country is currently experiencing, we have agreed to an advance of FCFA 15 billion ($25 million) on the understanding that both parties will soon sit down to arrive at a final and global solution to all the Randgold group tax issues. Any overcharges in the disputed assessments will be returned to us at the end of this process.”

Turning to Randgold’s operations, Bristow said the Loulo-Gounkoto complex was continuing its strong performance and was on track to beat its production guidance of 670 000 ounces of gold for the year. The feasibility study on the development of a superpit at Gounkoto is due for completion by the end of the year and current indications are that it will extend Loulo-Gounkoto’s life and enhance its profitability. On the back of our past investment and ongoing efforts, the aim of maintaining annual production at more than 600 000 ounces for the next 10 years now looks achievable.

The Morila operation has now progressed to full tailings retreatment as it moves towards closure. Closure is scheduled for 2019 but opportunities for extending its life are still being investigated. The Domba satellite pit project is still awaiting approval and has been removed from the 2016 mining plan.

“At Loulo our brownfields exploration team is looking at new targets at both Gara and Yalea. It has already delivered 500 000 ounces of additional resources at Gara and is currently generating drill targets for more near-mine high grade resources at Yalea. There has also been a renewed focus on greenfields exploration for fresh targets on the lease,” he said.

“Randgold remains committed to the long term expansion in Mali of our own presence as well as the country’s mining industry in general. This we will only be able to achieve in a constructive and mutually beneficial partnership with government. In this regard, it’s worth noting that an independent survey recently concluded that while Mali had a high gold mining potential, it was lagging behind its African competitors in terms of its ability to attract investment. Negative factors cited in this regard were its mining code and administration, its tax regime and its infrastructure.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.